For:     B+H Ocean Carriers Ltd.

From:    Navinvest Marine Services (USA) Inc.
  The Sail Loft
   19 Burnside Street
   Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Retail Offering

NEW YORK, NEW YORK, March 27, 2006. As previously announced, B+H Ocean Carriers Ltd. (the “Company”) has applied for a Secondary Listing on the Oslo Stock Exchange. The Company’s primary listing is on the American Stock Exchange (“Amex”) where the shares trade under the ticker code “BHO.” On February 28, 2006, the board of directors of the Oslo Stock Exchange approved the listing subject to certain conditions, including but not limited to, the Company obtaining a minimum of 100 shareholders registered in the VPS, a Norwegian share register.

B+H Ocean Carriers Ltd. has resolved to carry out a Public Offering of up to 20,000 shares directed to non-US investors, for the purpose of meeting the minimum VPS shareholder requirement. The offering price will be in Norwegian Kroner.

The offer period is running from and including March 27 to and including April 4, 2006.

The Manager of the Offering is Pareto Securities ASA.

The Company has also issued a Prospectus containing information of the Offer and the Secondary Listing dated March 24, 2006. The Prospectus and the subscription material may be obtained from the Company or the Manager, and can be found on the web page of the manager, www.pareto.no

It is the intention that the Company be listed on or about April 12, 2006.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s 2004 Annual Report on Form 20F and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:        John LeFrere

     917.225.2800